Exhibit 99.2

July 27, 2023

Yandex Q2 2023 Earnings: Letter to Shareholders

1. Introduction and Overview

●	The ongoing geopolitical tensions and their impact on the Russian and global economies continue to create an exceptionally challenging environment for our business, team and shareholders. We continue to focus on maintaining strict financial discipline and prudent capital allocation, as well as improving the efficiency of our businesses. One of the key achievements in this respect this quarter was our Plus and Entertainment Services segment delivering positive adjusted EBITDA for the first time.
●	Product-wise, we concentrated on developing and enhancing in-house AI models, including our neural network model YandexGPT. We have integrated our large language model into several services, and we are continuing to constantly improve user experience, while seeing greater user engagement.
●	On March 15, 2023, as a result of the continued geopolitical circumstances affecting Russia and their potential impact on the company, we received a notice from the Listing Qualifications Staff of Nasdaq which determined to delist the company’s securities from the Nasdaq Global Select Market as of March 24, 2023, exercising its broad discretionary authority under Nasdaq Listing Rule 5101 to delist securities. After requesting and participating in a hearing to appeal such determination, we received a favorable decision from the Nasdaq Listing Hearings Panel on June 6, 2023, granting our request to continue our listing on Nasdaq, subject to certain conditions related to the timing and implementation of Yandex’s proposed corporate restructuring. As of the date of this Letter to shareholders, the trading halt relating to our Class A Shares on Nasdaq implemented on February 28, 2022, remains in effect. The trading of Yandex N.V.’s Class A shares on the Moscow Exchange is unaffected and continues as usual.
●	As announced on May 25, 2023, Yandex’s Board of Directors is progressing its plans for it’s a potential corporate restructuring and continues to work with a number of potential investors with a view to agreeing the acquisition of an economic interest in our core businesses, including all Russia-based businesses. The proposed restructuring would be subject to shareholder approval (including separate approval of Class A shareholders), and the Company’s goal is to bring a restructuring proposal to shareholders for approval later this year.
●	On June 19, 2023, Yandex published its 2022 Sustainability Progress Report, which outlines the company’s results across 12 sustainability streams and related objectives formalized in 2020, including support for employees and partners, the development of educational programs, enhancement of service quality, and the reduction of the environmental footprint of our offline operations. Further details can be found on our Sustainability webpage.
●	In Q2 2023, we increased our headcount by 29% year-on-year to more than 24 thousand full-time employees globally as of the end of June of 2023 (up 7% compared to March 2023). Importantly our turnover has stabilized and returned to a level below the corresponding quarter of 2021.
●	Overall, our total group revenue increased by 55% year-on-year and reached RUB 182.5 billion for the quarter. The company’s adjusted EBITDA reached RUB 24.7 billion, delivering a 13.6% margin, and our adjusted Net Income amounted to RUB 9.6 billion. Below are our comments on our Q2 2023 results across the key businesses.

2. Search & Portal and Advertising

●	Search & Portal revenue increased by 53.1% year-on-year in Q2 2023, on the back of the strong results of both our core search business (primarily due to Android and iOS platforms) and the Yandex Advertising Network (mainly driven by growth on partner apps and websites). The growth was supported by our investments in ad-products and technologies (especially for SMB and e-commerce clients), as well as inventory expansion.
●	We are seeing a gradual normalization of ad revenue growth in July, though the dynamic still remains solid.
●	In terms of advertising categories, in Q2 2023 all ad sectors were in a positive territory led by Finance & Insurance, Real Estate, Auto, IT & Telecom, Education & Employment.
●	Search remains the largest contributor to our advertising revenue and inventory. In Q2 2023, our total search share reached 63.6%, up 1.5 pp on a year-on-year basis driven mainly by our distribution activities and improvements to our products. The latter include the integration of our AI generative model YandexGPT into our voice assistant Alice (which is available on our main page ya.ru, search results page, our search app and Yandex Browser), enhancement of product search (e.g. Pharma), as well as improvement of efficiency of search results page. Our search share on iOS reached 49.7% in Q2 2023, increasing 1.4 pp compared to a year ago, while on Android our search share amounted to 63.4%, up 1.4 pp compared to Q2 2022.

In addition to the above, we have recently integrated YandexGPT into Yandex Browser and a web-service 300.ya.ru in order to improve our users’ experience. The new retelling feature helps to construct a concise summary of different articles (up to 30 thousand characters), which materially optimizes reading time.

●	As for advertising supply, our ad network continued to gain traction outpacing the growth rates of our core search on the back of ongoing focus on expansion of our ad inventory, especially with partner in-apps (doubled in Q2 2023 compared to a year ago), as well as product portfolio. The latter includes the addition of the ad banner under our search bar available on our main page ya.ru, and also on the Yandex Browser tab for desktops. The new ad format enables advertisers to reach up to 50 million monthly users.
●	Product-wise, the ongoing development of our advanced large language models and their integration into ad products allows us to empower our clients with even more simple and efficient ad products and instruments. In Q2 2023, more than 25% of ad impressions were driven by generative AI technologies. For example, our generative text neural networks create texts for smart banners in Yandex Direct according to the feed on products, while our monthly subscription for SMB, Yandex Business, allows our clients to use images for ads created by our neural network Shedevrum based on descriptions of 149 economic sectors which corresponds to 40% of ad campaigns run through Yandex Business. We continue seeing our efforts in ad solutions generate better retention rates and improvements in client LTV in particular in SMB and e-commerce categories.
●	On the back of our continuing investments in AI development and improvement of advertising efficiency, already 2/3 of ad budgets entrusted by the clients are directed to ad campaigns managed by our neural networks as of the end of Q2 2023. Specifically, our conversion-oriented strategies (aimed at better customization and higher ad efficiency for our clients) continue to contribute significantly to Search & Portal ad revenue and to Yandex’s Advertising Network revenue (55% and 75% respectively) as of the end of Q2 2023.
●	Search & Portal adjusted EBITDA increased by 39.3% year-on-year in Q2 2023 and amounted to RUB 41.0 billion. The adjusted EBITDA margin reached 52.3%, decelerating from 57.5% in Q2 2022. The margin trends were supported by a positive operating leverage effect on the back of strong performance of our advertising businesses and the segregation of corporate overheads to our Other Business Unites and Initiatives segment. This was however offset mainly by the increase in marketing and advertising costs and personnel expenses, which grew from a low base of the previous year when we suspended our promotional activities and introduced a hiring freeze.

3. Mobility

●	Our Mobility business performed well in Q2 2023. Mobility trips including our ride-hailing, scooters and car-sharing businesses, grew by 18% year-on-year on the back of user base and rider frequency growth. GMV grew by 42% year-on-year to RUB 254 billion in Q2 2023 supported by triple-digit growth of CIS and EMEA countries, as well as growing demand for ride-hailing services in Russia in the circumstances of driver undersupply, and growing share of non-economy tariffs resulted from the shift of new vehicles supply on the market towards upper-class models.
●	In Q2 2023 we continued to see an inflow of new active users and finished the quarter with 42.3 million active users of our Yandex Go application, up 18% year-over-year and up 3.5% quarter-on-quarter, primarily driven by the growth outside Russia. User frequency continued to increase across all geographies, with CIS being the fastest growing on year-on-year basis.
●	Growth in the number of trips in the CIS and EMEA contributed two thirds to the total Mobility trips increase in absolute terms. The total share of trips outside of Russia reached 33% in Q2 2023 compared to 27% a year ago.
●	The number of active drivers on the platform was 1.4 million at the end of the quarter and grew by 24% year-on-year. In Q2 2023 our Mobility business faced a number of challenges on our domestic market including vehicle and driver undersupply, as well as GPS issues. These factors significantly increased surge coefficient which allows our platform to balance demand and supply and ensures availability and quick arrival times of a car. On our domestic market the number of monthly new drivers reduced by 25% year-on-year in Q2 2023. In order to achieve marketplace balance, in Q2 2023 we accelerated investments into driver supply. We increased driver incentives as percent of GMV by 2.3 pp year-on-year and further improved efficiency, which led to a decrease of drivers' idle time spend (without a client) by 3.8 pp year-on-year. All-in-all, our efforts on our domestic market led to 24% increase of money per hour metrics of a driver - an important achievement to support our partners amid material increase of their cost base.

●	Overall partners’ earnings reached RUB 224 billion, while our effective take rate was below 10% in Q2 2023.
●	Our other shared transportation services include car-sharing Drive business which operated 14.8 thousand cars at the end of the quarter, and Scooters which have more than doubled the size of its fleet at 48 thousand scooters as of the end of the quarter.

4. E-commerce

●	In Q2 2023 E-commerce GMV accelerated to 89% year-on-year from 67% in the previous quarter, resulting in an absolute GMV amount of RUB 110.5 billion with the growth across all businesses while the largest contributors to the growth being Yandex Market and Market Delivery, the grocery arm of recently rebranded Delivery Club application. We continued to maintain a balanced approach to maximizing Yandex Market GMV growth, while improving unit economics and controlling our investments. In Q2 2023, this resulted in an 80% growth of Yandex Market GMV and an improvement of cash burn by 13 pp as a percentage of GMV, despite a more aggressive price environment seen during this period.
●	In Yandex Market during the quarter, we focused on assortment optimization and development of logistics infrastructure (primarily pick-up points network expansion), as well as merchants’ commission re-balancing. We anticipate that the combination of these factors should enable us to bring unit economics to a consistently positive level in the coming months; already throughout July 2023, we have moved very close to a breakeven.
●	We have also seen a solid improvement in grocery services. Yandex Lavka reported positive adjusted EBITDA for the second quarter in a row, while in grocery part of Eats and Market Delivery unit economics approached close-to-breakeven level. All these factors contributed to the improvement of total E-commerce unit economics by 1 pp year-on-year in Q2 2023.
●	In Q2 2023 we continued to increase availability of our grocery services for Yandex Market users through our Connected Retail approach (express-delivery from offline retail chains). Represented by Lavka, Market15 and Market Delivery services in the Market app, it enhances user experience to almost infinite variety of SKUs from over 170 retail partners and guarantees fast delivery for a user, while partner stores get access to the audience beyond proximity stores. In Q2 2023, GMV of our е-grocery services increased 2.2 times year-over-year, while the whole FMCG category constituted almost 30% of our total E-commerce GMV. We will continue to focus our further development of Connected retail and FMCG category going forward as we remain constructive on their further growth potential and already seeing a solid improvement in unit economics. In June 2023 our grocery services delivered 300 thousand orders per day which is twice as high than a year ago.
●	In Q2 2023, we significantly improved 1P stock management by identifying illiquid SKUs and eliminating purchases of non-core items, as a result of which 1P share of Yandex Market GMV decreased to 16% from 25% in Q1 2023. We have also improved our assortment management, especially for custom-made items with personalized designs, which are now displayed in a single product card. This contributed to overall clarity of assortment, decreased server resources load and enabled us to significantly improve quality of search results and application speed, which should also have a positive impact on our profitability in the subsequent periods. We are happy with a solid and further increasing demand for our private labels (especially, Junion – our kids category champion, and recently introduced Tuvio – our home appliances brand). As a result, we plan to continue investments in further expanding our proprietary brands.
●	As part of logistics infrastructure development, we focused on cost-effective delivery channels and increased the number of branded pick-up points to 10 thousand (an increase of 2.3 thousand compared to Q1 2023). Development of pick-up points, which started in the beginning of 2022, is now yielding expected results for Yandex Market: an increase in orders and GMV density (an average mature point processes RUB 2.3 million per month) and the share of deliveries through pick-up points (about 70% of all orders and 60% of GMV in Q2 2023) as well as a 42% reduction in cost per order compared to a year ago. We believe that our pick-up point infrastructure has almost reached its optimum scale for the current size of our marketplace business, and future pick-up locations will expand at a slower pace to ensure improved unit economics and guaranteed and predictable breakeven to our pick-up point agents.
●	In addition to the pick-up point delivery option, we continue to develop delivery-by-click of Market orders through Lavka’s dark stores in the cities in which we operate. Growth of orders delivered within delivery-by-click was 39% year-on-year in Q2 2023 while every sixth order, delivered by click, came with incremental GMV for Yandex Lavka.
●	Share of marketing revenues grew up to 2.6% of GMV across our E-commerce services as a result of product development towards better performance of merchants, retail and FMCG partners through all our applications, including Yandex Market, Lavka, Eats and Market Delivery.
●	Among other developments, we note the following:

o	The number of active sellers doubled year-on-year in Q2 2023 to 61.8 thousand, while the number of total unique sellers listed on our platform reached 89 thousand. We continue to enhance our B2B offering by launching new advertising formats and streamlining content processes, reducing time to marketplace by integrating neural network YandexGPT, which generates a description of products.
o	The total number of SKUs increased by 33% year-on-year to 53.2 million at the end of Q2 2023, and the share of non-Electronics categories continued to grow and reached over 55% share in Yandex Market GMV for the first time with Apparel, Pharmacy and Home categories being among the fastest growing year-on-year.
o	The number of active buyers grew by 45% year-on-year to 16.5 million, driven by improvements in our B2C product and user experience.
o	The number of daily average users of Yandex Market increased by more than 2 million per day in Q2 2023 compared to Q2 2022 and reached 7 million users.

5. Other O2O services:

●	GMV of our other O2O services grew by 93% year-on-year in Q2 2023 with Yandex Delivery and Yandex Food Delivery services including Delivery Club, being the largest contributors, with the growth exceeding 144% year-on-year. Daily orders of Delivery and Food Delivery services exceeded 1 million of deliveries in June 2023.
●	Our Food Delivery business continued improving operational efficiency with the share of batched orders increased up to 30% that allowed us to further reduce click-to-eat time by 7% year-on-year up to 30 minutes. All these efforts helped to improve orders density resulted in orders-per-hour increase by 40% in Q2 2023, which in its turn allowed our partnering couriers to earn more on a per-hour basis and provided our restaurants partners with incremental orders.
●	Our last- and middle-mile Delivery business accelerated parcel growth rates in Q2 2023 compared to the previous year on the back of growing penetration of E-commerce and food delivery as well as business expansion beyond Russia. The share of deliveries outside of Russia approached 30% of total deliveries made in June 2023. GMV grew by 95% year-on-year in Q2 2023 and is slower than parcels growth as a result of continued development of next-day-delivery (NDD) and same-day-delivery (SDD) services as well as of a growing share of batched orders.

6. Additional comments on other fast-growing businesses:

●	Plus and Entertainment Services revenues delivered solid 152% year-on-year growth primarily driven by the growth of subscription revenue (which increased by 113% year-on-year) on the back of the expanding base of paid subscribers and changes in tariff mix, as well as solid trends in other revenue streams, including licensing and advertising. The number of Yandex Plus subscribers reached 23.5 million (up 70% year-on-year) as of the end of Q2 2023. Average revenue per paying subscriber in June 2023 increased by 47% year-on-year compared to 43% in March 2023.
●	On average, Plus subscribers continued to demonstrate higher frequency (by c.30%) and higher spending (by c.80%) compared to non-Plus users across our key transactional services as well as better retention. Plus subscribers continued to generate a substantial part of GMV for our Food Delivery and E-commerce services: on average, more than 65% of GMV for Yandex Lavka, Yandex Eats, Market Delivery and Yandex Market.
●	Kinopoisk continues to maintain its top position on the video-on-demand market based on the total number of subscribers, as well as paid subscribers, according to a GfK report for Q2 2023. Meanwhile, for the first time, GfK measured and published analysis on the event tickets market in Russia based on the data as of Q1 2023. In this first rating, Yandex Afisha, which sells tickets for events across multiple categories through mobile apps and websites, as well as through our integrated inventory platform, has been named the most popular ticketing service in Russia. With a direct sales share of 62%, Afisha has sold 2.9 million tickets in Q2 2023 (up 64% year-on-year), reaching 8.5 million tickets sold in the first half of the year.
●	Yandex Music continues to lead among music streaming services in terms of the number of subscribers (both total and paid subscribers), according to a GfK report for Q2 2023. We continued to expand our Yandex Music library as well as non-music content and content specifically tailored for kids: the number of podcasts and audiobook episodes available has now exceeded 1.3 million.

●	Yandex Cloud revenues increased 61% year-on-year in Q2 2023, supported by product portfolio expansion as well as an improvement in our market share on the back of increasing demand for our services. During the last quarter we offered access to YandexGPT as a part of our Yandex Cloud platform. Text analysis, content creation, and chatbot capabilities are currently available in a test mode to our business clients.

●	The revenue of Devices and Alice grew by 19% year-on-year to RUB 5.1 billion in Q2 2023 and 71% year-on-year in the first half of this year due to the expansion in the range of models available (including new edition of station Max and smart home devices) as well as the launch of TV and smart home devices sales in Belarus and Kazakhstan. This growth was offset by seasonal normalization after the peak in demand experienced in December 2022 and in the beginning of 2023. Since the launch of our first smart device in late 2018, we have sold more than 7 million items. During the last quarter we were first in the world to integrate a next-generation large language model into a voice assistant, and Alice can now generate text and brainstorm ideas nearly as effectively as a human expert.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of July 27, 2023, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA, adjusted EBITDA margin and adjusted Net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated July 27, 2023.